Morgan Lewis

Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

February 27, 2020

Jennifer R. Hardy, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:       BNY Mellon ETF Trust (the “Registrant”)

            File Nos. 333-234030 and 811-23477

Dear Ms. Hardy:

This letter responds to comments you and Sally Samuel provided on February 26, 2020, with respect to information previously provided to you relating to the Registrant’s proposed initial series.  Summaries of the comments and responses thereto on behalf of the Registrant are provide below.

1.         Comment:      Please explain why showing 0.00% fees for the BNY Mellon US Large Cap Core Equity ETF and BNY Mellon Core Bond ETF is appropriate in accordance with GAAP.  In particular, please note what expenses are being charged to each fund, if any, and how they are being accounted for on the books of each fund.  Please confirm that expenses are not being charged to the funds and then waived to 0.00%.

Response:      The Registrant confirms that the presentation of fees is appropriate in accordance with GAAP and that the only fees to be charged to each fund are the fees carved out of the unitary fee per the Management Agreement (the “carved out fees”).  The Registrant notes that per the terms of the Registrant’s Fund Administration and Accounting Agreement, Transfer Agency and Service Agreement, and Custody Agreement, the adviser shall pay the fees pursuant to each Agreement.  The Registrant further confirms the expected aggregate amount of the carved out fees for each fund is not expected to be 1 bps or more.  Finally, the Registrant confirms that expenses are not being charged to the funds and then waived to 0.00%.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 +1.202.739.3000 United States +1.202.739.3001

2.         Comment:      Please confirm that the adviser does not have the ability to recoup any fees.

Response:      The Registrant confirms there is no ability to recoup fees.

3.         Comment:      Please provide a copy of the Management Agreement between the adviser and the Registrant.

Response:      The Management Agreement has been provided under separate cover.

4.         Comment:      Please confirm if income from securities lending will be used to offset fund expenses.

Response:      The Registrant confirms that securities lending income will be reported as an income item and not as an expense offset for financial reporting purposes.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided.  Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:        W. John McGuire

            Jeff Prusnofsky

            Bennett MacDougall